Attitude Drinks Incorporated
712 U.S. Highway 1, Suite #200
North Palm Beach, Florida 33408

May 8, 2014

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
VIA EDGAR CORRESPONDENCE

Re: Attitude Drinks Incorporated
Amendment No. 1 to Form 10-K for the
Fiscal Year Ended March 31, 2013
Filed January 30, 2014
File No. 000-52904

Dear Ms. Jenkins:

This letter sets forth the response of Attitude Drinks Incorporated (“Attitude” or the “Company”) to the Staff’s comment letter dated May 1, 2014.

Report of Independent Public Accounting Firm, page F-3

1.  We note that the July 9, 2013 date of the audit report issued by Meeks International, LLC appears to be inconsistent with the audit opinion report date of July 9, 2012 on page F-3 for the Form 10-K originally filed on July 15, 2013.  Please clarify or revise.

Response: Apparently there was a typographical error in using the wrong year of 2013.  We propose to revise and replace the date to the correct date of “July 9, 2012”.

Notes to Consolidated Financial Statements

Note 6 – Convertible Notes Payable, page F-15

2.  We note from your disclosure that the embedded derivatives will be bundled and valued as a single, compound embedded derivative, bifurcated from the debt host and treated as a liability.  This disclosure appears to be inconsistent with the disclosure beginning on page F-14 of the original Form 10-K for the year ended March 31, 2013 which states that you chose to value the entire hybrid instruments at fair value under the fair value option per the guidance in FASB ASC 815.  Please clarify or revise.  Please note your discussion should cite the current authoritative literature you utilized to support your accounting treatment.  We may have further comments based on your response.

Response:  In order to further clarify the transfer and elimination of the individual convertible notes into a consolidated note per debt holder and the change to a different valuation model for the consolidated notes, we propose to add an additional disclosure paragraph before the Footnote 6 (a), currently on page F-17 of the Amendment No. 1 for the Form 10-K/A that was filed January 30, 2014 as follows:

“Prior to the February 21, 2013 consolidation of the various notes per debt holder, referenced in Footnote 6 (a) through (t), into one consolidated note per debt holder, the Company valued the entire hybrid instrument at fair value based on our analysis as set forth in the Statement of Financial Accounting Standards No. 155 (Accounting for Certain Hybrid Financial Instruments).  However, once all notes per debt holder were consolidated into a single new note with different terms, we changed our valuation model to a lattice model based on our analysis as set forth in the Statements of Financial Accounting Standard  ASC 820-10-35-37 (Fair Value in Financial Instruments) and  ASC 815 (Accounting for Derivative Instruments and Hedging Activities), Emerging Issues Task Force (“EITF”) for Issue 00-19 and EITF 07-05 whereas the embedded derivatives were bundled and valued as a single, compound embedded derivative, bifurcated from the debt host and treated as a liability at fair value .”

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Attitude Drinks Incorporated

By: /s/ Tommy E. Kee
Name:  Tommy E. Kee
Title: Chief Financial Officer and Principal Accounting Officer